Exhibit 99.2

SLIDE#1: CONFERENCE CALL TITLE SLIDE

SLIDES#2: CALL DETAILS

SPEAKER: SHANE GLENN

Thank you, [].  Good morning everyone, and thank you for joining us to discuss our first quarter financial results.  On the call with us today are David Reis, CEO; Erez Simha, CFO and COO-Israel; and Scott Crump, Chairman and Chief Innovation Officer of Stratasys. A reminder that access to today’s call, including the prepared slide presentation, is available online at the web address provided in our press release.  In addition, a replay of today’s call, including access to the slide presentation, will be made available on the Investor Section of our web site later today.

SLIDE#3: FORWARD LOOKING STATEMENT

A reminder that certain information included or incorporated in this presentation may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.  These forward-looking statements may include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future.  Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the Company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and  generally in the Company’s annual report for 2012 filed on Form 20-F and in other reports that the Company files with the U.S. Securities and Exchange Commission. Readers are urged to carefully review and consider the various disclosures made in the Company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this presentation are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Now I’d like to turn the call over to Scott Crump, Chairman and Chief Innovation Officer of Stratasys. Scott.

SLIDE#4: SCOTT CRUMP TITLE

SPEAKER: SCOTT CRUMP

Thank you, Shane.  I would like to welcome you to our first quarter conference call.

In addition to our strong financial performance, we are very pleased with our many other accomplishments in the quarter.

I am pleased with how our team has come together since completing our game-changing merger.

The past 5 months have provided me with additional confirmation that we truly have a world class organization that is well positioned to lead the way within our rapidly growing industry.

I believe interest in additive manufacturing solutions has never been higher globally, and the game-changing combination between Stratasys and Objet is well timed.

I believe we have only begun to meet our potential.

Now, I would like to turn the call over to our CEO, David Reis.

David.

SLIDE#5: DAVID REIS TITLE

SPEAKER: DAVID REIS

Thank you, Scott, and good morning everyone.  I would also like to thank you for joining today’s call.  As Scott mentioned, this is an exciting day for all of us, and we are very pleased with the results we have released today.

SLIDE#6: HIGHLIGHTS

We generated record revenue and earnings during the first quarter, reflecting a continuation of the strong demand for our innovative products and services worldwide.

We are pleased to report that our plan to integrate the combined sales and marketing organization that resulted from our merger is proceeding as planned.

The hard work of integration is  being accomplished while we remain focused on our customers and core business.

In addition, we introduced an exciting new product in the first quarter for the dental market, and have been investing in new marketing campaigns to raise brand awareness and drive future growth.

And finally, following our strong first quarter, we remain confident in our growth plans for 2013.

I will return later in the call to provide more details on our first quarter developments and strategy, but first I would like to turn the call over to our CFO and COO-Israel, Erez Simha, who will provide you details on our financial results.

Erez.

SLIDE#7 EREZ SIMHA TITLE

SPEAKER: EREZ SIMHA

Thank you, David, and good morning everyone.

We have provided you a significant amount of financial information in today’s press release and conference call presentation.

Our focus on today’s call will be on the non-GAAP financial results of the combined company — Stratasys Ltd. — for the first quarter of 2013 and pro forma non-GAAP financial results for the first quarter of 2012.

These non-GAAP financial measures should be used in combination with our GAAP metrics to evaluate our performance.  Note that when we refer to GAAP metrics in respect of periods prior to January 1, 2013, we are referring to pro forma GAAP numbers prepared in accordance with Article 11 of SEC Article SX, which give effect to the merger as though it had occurred on January 1 of the relevant year with one-time merger related costs excluded from the numbers.

The non-GAAP to GAAP reconciliations are provided in a table contained in our slide presentation and press release.

SLIDE#8: FINANCIALS — QUARTER OVERVIEW

Our first quarter results were impressive.

We generated $98.2 million in non-GAAP revenue in the first quarter, an organic increase of 18% over the same period last year.

GAAP revenue for the first quarter of 2013 was $97.2 million, which includes $1.0 million of amortization expense on deferred revenue intangible assets, which resulted from our recent merger.

Our margins during the period benefited from our overall sales growth and the relatively stronger sales of  our higher-margin systems and consumables.

Non-GAAP operating margin improved to 20.7% from 19.8%, and Non-GAAP net margin improved to 17.9% from 15.2%.

Non-GAAP net profit increased by an impressive 40% in the first quarter over the prior year to $17.6 million, or $0.43 per diluted  share.  GAAP net profit was a loss of $15.5 million in the first quarter, or ($0.40) per share.

Overall, we are pleased with our first quarter results which were in line with our plan.

SLIDE#9: REVENUE DETAILS

Non-GAAP product revenues in the first quarter of 2013 increased by $11.6 million, or 16%, as compared to pro forma combined product revenues in the first quarter of 2012.

Our product revenue in the first quarter of 2013 was reduced by approximately $2.0 million resulting from a unification of business practices surrounding the recognition of system warranty revenue and its associated warranty expense. The pro forma results provided for the first quarter of last year do not reflect this change in business practices.

Hardware revenue increased by 15% in the first quarter over last year, driven by sales of our higher-priced systems. Applications driving this growth include direct digital manufacturing and the continued adoption of Polyjet systems for complex prototyping applications.

As we indicated last quarter, our channel cross-training program includes the sale of demo units to our channel partners.

The demo unit program is an essential part of our plan in 2013 to achieve revenue synergies by combining the channel and promoting the complementary product line.

We were able to ship most of those demo units in the first quarter, which contributed approximately $6.0 million in revenue during the period.

This was part of our plan, and we  do not expect demo unit sales to be a material portion of our overall 2013 results.

Consumables revenue in the first quarter of 2013 increased by 18% as compared to pro forma combined consumables revenues in the first quarter of 2012, driven by an acceleration in customer usage and our growing installed base of systems.

We believe that the continued strength in the Production series and high-end Design series system sales, and our growing installed base of systems, are positive indicators of consumables revenue growth in future periods.

Revenues from our service offerings in the first quarter of 2013 increased by $3.6 million, or 31%, as compared to pro forma combined service revenues in the first quarter of 2012. The increase in service revenues was driven by an increase in revenue from maintenance contracts and service parts, reflecting our growing base of installed systems.

Revenue from our RedEye paid parts service in the first quarter of 2013 increased by 41% as compared to the first quarter of 2012 primarily due to an increased demand for large and complex production parts and the continued development of our sales channels.

SLIDE#10: SYSTEM SALES

The number of system units shipped in the first quarter increased  to 1,168 units as compared to 1,115 units shipped in 2012 on a pro forma combined basis.

We should note, that the units shipped in 2012 benefited from units shipped surrounding our OEM agreement with HP, which was terminated effective December 31, 2012.  Excluding the HP units, we shipped 877 units during the first quarter of last year.

SLIDE#11: GROSS PROFIT

Pro forma non-GAAP gross margin improved to 59.0% in first quarter over the 56.7% for the same pro forma period last year.

Pro forma non-GAAP product gross margin benefited during the quarter from the relatively strong growth in sales of the company’s higher-margin systems and consumables.

SLIDE#12: OPERATING PROFIT

Non-GAAP net research and development expenses increased by 21% to $9.9 million for the first quarter over last year, driven by new systems and material development initiatives.

Non-GAAP SG&A expenses increased by 24% for the first quarter over last year, driven by higher sales commissions and  increased marketing expenses.

As a result of the merger, we have begun to realize some tax synergies that will lower our effective tax rate compared to the pro forma rate for 2012.

The effective non-GAAP tax rate decreased by approximately 9 percentage points in Q1 as compared to Q1 2012.

Non-GAAP operating income increased by 23% for the first quarter over last year’s pro forma results, driven by the strong growth in our relatively higher margin products.

SLIDE#13: GROWTH DRIVERS

Slide #13 provides you with an overview of the major growth drivers we have discussed for the period.

SLIDE#14: GEOGRAPHIC MIX

The following slide provides you a breakdown of our geographic sales.

Sales growth in the North America and Asia Pacific regions continue to outpace the EMEA region.

NON-GAAP APPENDIX REMINDER

I won’t be reviewing the specific reconciliations to GAAP for the non-GAAP measures we have discussed throughout our presentation today.

This information is provided in slides at the end our presentation, as well as in our press release.

SLIDE#15: BALANCE SHEET & CASH FLOW

Our cash and cash equivalents balance, including short term deposits and restricted cash, decreased by $13.1 million to $141.7 million at the end of the first quarter, as compared to $154.8 million on December 31, 2012.

This decrease is primarily due to the payment of non-recurring merger- related expenses of $15 million, a planned increase in finished goods inventory,  an increase in AR primarily due to significant order flow at the end of the quarter, and capital expenditures.

DSO at 67.0 remains very reasonable, and comparable to the 61.0 days at end of 2012.

SLIDE#16: SUMMARY & CHART

In summary, we are very pleased with our first quarter results.

We generated strong growth on a pro forma non-GAAP basis in both revenue and net income; and experienced expansion in our gross margin driven by sales of our higher margin products.

And finally, we are positioning the company for strong growth in the future through strategic investments in R&D and channel development.

I would now like to turn the call over to our VP of Investor Relations, Shane Glenn, who will update you on our financial guidance, Shane.

SLIDE#17: SHANE GLENN TITLE GUIDANCE

Thank you, Erez.

SLIDE#18: GUIDANCE

SPEAKER: SHANE GLENN

Non-GAAP revenue guidance of $430 million to $445 million for 2013 indicates growth of 20% to 24% over the $359.0 million in pro forma revenue reported for fiscal 2012.

The market environment for the company’s products has improved substantially in recent months, driven in part by the significant attention that 3D printing is receiving from the trade and mainstream media. We expect this favorable environment will continue in 2013.

Revenue growth is expected to be relatively stronger toward  the second half of the year as we progress through our integration plan and revenue synergies from selling the combined product portfolio begin to  ramp.

Guidance assumes that the merger integration plan will be a major focus in 2013, and that the company will make significant investments to fund growth, including incremental sales, marketing and R&D expenses.

Non-GAAP earnings per share guidance of $1.80 to $1.95 per share represents growth of 21% to 31% over the $1.49 in pro forma non-GAAP earnings per share reported for fiscal 2012.

Our guidance assume relatively stable gross margins relative to the levels observed in the pro forma non-GAAP fiscal 2012 results, as well as the partial realization of some merger-related synergies — the most significant cost synergy in 2013 coming from income tax expense.

Non-GAAP earnings guidance excludes the estimated impact of some additional merger-related expenses; the impact of share-based compensation expense; and the significant expense associated with the amortization of acquired intangibles.

The reconciliation to GAAP is provided in the slide presentation and our press release.

SLIDE#19: GUIDANCE — TARGET MODEL

Our long-term target operating model  includes:

•                  Annual revenue growth of at least 20 percent;

•                  Non-GAAP operating income as a percent of sales of between 20 and 25 percent;

•                  An effective tax rate of between 15 and 20 percent; and

•                  Non-GAAP net income as a percent of sales of between 16 and 21 percent.

Now I would like to turn the call back over to David Reis, who will provide you with a more detailed strategic overview.

David.

SLIDE#20: DAVID REIS TITLE STRATEGIC OVERVIEW

SPEAKER: DAVID REIS

Thank you Shane.

SLIDE#21: MERGER UPDATE

I will first provide you a quick update on where we stand on the merger integration process between Stratasys and Objet.

As Scott mentioned in his opening remarks, we are very pleased with the progress we are making in bringing our team together.

The process is requiring us to invest a significant amount of time and resources across our entire organization and sales channel.

In addition to integrating our sales, marketing and service team, we are in the process of:

1.              cross-training our own employees;

2.              integrating our service and support functions;

3.              combining physical facilities outside the U.S.

4.              and integrating our IT, ERP and CRM systems

At the same time, we held four channel partner meetings during the first quarter to keep our partners informed and focused on sales.

As you can see, we have been very busy.

Despite this major undertaking, our plan to integrate the combined sales channel is ahead of schedule.

We have now cross-trained 112 channel partners to sell the combined product portfolio.  These partners represent approximately 80% of the company’s potential revenue.

As a result, we are now beginning to see opportunities with new customers, as well as for opportunities to cross-sell the complementary product portfolio into the company’s large installed base of systems.

SLIDE#22: 3D PRINTING GOES MAINSTREAM

In conjunction with the merger, we initiated a significant re-branding campaign in the first quarter.

This campaign aims to raise the awareness of the new Stratasys and our value proposition with C-level executives and decision makers.

This included an ad campaign targeting readers of business and financial media and trade publications worldwide.

The goal of the campaign was to increase the brand awareness of Stratasys and our value proposition following the merger, and included ads like the one you see here.

This is the first time Stratasys has done a branding campaign to media outlets of this magnitude. Our ultimate goal is to make Stratasys synonymous with 3D printing.

In support of this campaign, we also launched a combined post-merger web and social media strategy that includes an integrated web site and social media channels.

These efforts to raise brand awareness and improve upon the go-to-market capabilities of our channel should help us capitalize on the rapidly growing interest we are observing for additive manufacturing solutions worldwide.

This interest has been driven, in part, by the mainstream media and their expanding coverage of our industry.

SLIDE#23: ORTHO30:

In addition to developing our channel and growing our brand awareness, we continue to invest aggressively in new product development.

We invested approximately $10 million in R&D projects during the first quarter; a level we believe is unmatched within the industry.

These investments will produce products that expand the functionality of existing platforms, as well as products that address totally new applications.

The Objet30 OrthoDesk, introduced in March, is one example.

The OrthoDesk is a 3D printer specially designed for smaller orthodontic labs and clinics.

3D dental applications are growing rapidly given their many business advantages, including the ability to significantly shorten delivery times, increase production capacity, and eliminate bulky model storage.

The affordability of the OrthoDesk makes 3D dental applications more practical for facilities of all sizes.

We have identified the dental market as an attractive vertical that we will target through innovative product and channel development strategies.

SLIDE#24: SUMMARY

In summary:

1.              We are pleased with our record first quarter results.  We generated strong revenue growth, while continuing to focus on the major task of merger integration.

2.              We continue to integrate  our sales and marketing organization, and we are ahead of schedule in cross-training our combined reseller channel and dealer network.

3.              We are observing heightened market interest from mainstream sources, and we  initiated a marketing campaign to raise brand awareness among decision makers and C-level executives.

4.              We continue to invest aggressively in the future through innovative product and channel development programs; and we are looking to grow through strategic acquisitions.

5.              And last, we maintain a positive outlook for 2013, and continue to expect strong growth for the year.

SLIDE#25: Q&A

In closing, I would like to say that all of us at Stratasys are passionate believers in the value and power of 3D printing, and we are here to lead the development of this industry.

Q&A TO TAKE PLACE

SPEAKER: DAVID REIS

I want to thank everyone for joining this call.  We look forward to speaking with you again next quarter.  Goodbye.

SLIDE#26: RECONCILIATION TABLES

SLIDE#27: RECONCILIATION TABLES